December 16, 2009

Kevin L. Vaughn

Eric Atallah

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Power Integrations, Inc.

Form 10-K for the year ended December 31, 2008
Filed March 2, 2009
File No. 0-23441

Ladies and Gentlemen:

On behalf of Power Integrations, Inc. (“Power Integrations” or the “Company”), we are responding to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 3, 2009, with respect to the filing referenced above (the “Comment”). For the Staff’s convenience, the Comment has been incorporated into this response letter.

Form 10-K for the year ended December 31, 2008

Note 9. Legal Proceedings, page 68

1.	We note your response to prior comment 5. To the extent the shareholder settlement materially impacted your financial statements, please revise future filings to disclose the significant terms of the settlement. As a related matter, please revise your MD&A in future filings to discuss any unusual or infrequent events or transactions or that materially affect the comparability of your financial statements. Refer to Item 303(A) of the Regulation S-K.

In response to the Staff’s Comment, the Company respectfully informs the Staff that the principal financial implications of the stockholder settlement were: 1) the cancellation of 25,617 shares underlying one option; 2) an upward adjustment of the exercise price for 50,000 shares underlying one option held by the Company’s chief executive officer; and 3) a payment for plaintiffs’ attorneys’ fees in the amount of $475,000. The Company respectfully notes that the only expense item in the Company’s consolidated statements of income resulting from the stockholder settlement was the payment of $475,000 which constituted less than 1% of the Company’s total operating expenses and less than 2% of the Company’s income from operations and net income for the fiscal year ended December 31, 2007. Given these factors, the Company respectfully submits that the stockholder settlement did not materially impact the Company’s financial statements and that, therefore, the Company should not be required to disclose the significant terms of the stockholder settlement in its future filings.

As requested by the Staff, the Company confirms that, in all applicable future filings, the Company will continue to include in its MD&A a discussion of any unusual or infrequent events or transactions that materially affect the comparability of the Company’s financial statements.

* * * *

In addition, Power Integrations acknowledges:

•	Power Integrations is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Power Integrations may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (408) 414-9200 if you have any questions or would like any additional information.

Sincerely,

/s/ Bill Roeschlein
Bill Roeschlein
Chief Financial Officer and Secretary Power Integrations, Inc.

cc:	Balu Balakrishnan, President and Chief Executive Officer, Power Integrations, Inc.
Timothy J. Moore, Cooley Godward Kronish LLP
Brett D. White, Cooley Godward Kronish LLP

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